Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS COMPLETES ANNUAL FILINGS

BROOKFIELD NEWS, March 4, 2019 – Brookfield Property Partners L.P. (NASDAQ: BPY; TSX: BPY.UN) announced today that it has filed its 2018 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2018, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at bpy.brookfield.com and a hard copy will be provided to unitholders and other interested parties free-of-charge upon request.

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Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $87 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $350 billion in assets under management.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please click here (https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8) to download on your iPhone or iPad. To download the app on your Android mobile device, please click here (https://play.google.com/store/apps/details?id=com.theirapp.brookfield).

Contact:

Matthew Cherry

Senior Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Brookfield Property Partners L.P.	1